Exhibit 4.1

EXTENSION OF SENIOR CONVERTIBLE

PROMISSORY NOTE

This Extension of Senior Convertible Promissory Note (the “Extension”) dated December 26, 2024, is entered into by and between MMTEC, INC., a British Virgin Islands company (“Borrower”) and ResBoom Investments Inc (“Lender”) (collectively known as the “Parties”).

WHEREAS, pursuant to a certain Securities Purchase Agreement entered into by the Parties on March 31, 2023, Borrower issued to Lender Senior Convertible Promissory Notes (the “Notes”) in the aggregate original principal amount of not more than $70 million (the “Outstanding Balance”);

WHEREAS, the Notes have a maturity date of two years from the effective date of the Notes, or March 31, 2025;

WHEREAS, the interest on the Notes accrues at a simple rate of 8% per annum on the Outstanding Balance under the Note for the period commencing on and from the effective date until the Outstanding Balance is fully repaid or converted; and

WHEREAS, the Parties have mutually agreed to extend the maturity date and amend the interest rate for the Outstanding Balance underthe Notes.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the Parties hereby enter into this Extension as follows:

1. Extension of Maturity Date for Note: The Maturity Date of the Notes is hereby extended to March 31, 2029 (the “Extended Maturity Date”); and further

2. Amendment to the interest rate: The interest rate of the Notes is hereby changed to 2% per annum on the Outstanding Balance.

3. Other Provisions of the Note: The Parties agree that all other provisions of the Notes will remain in full force and effect other than the changes explicitly set forth herein.

IN WITNESS WHEREOF, the Parties hereto have executed this Extension as of the day and year first above written.

MMTEC, INC

By:
Name:	Xiangdong Wen
Title:	CEO

ResBoom Investments Inc

By:
Name:
Title:

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